sapa


03024956

03-07-24

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES


SEC MAIL PROCESSING
RECEIVED
AUG - 1 2003
WASH. D.C.
183
SECTION

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 24 July 2003:

Result of Sapa's public purchase offer on RCA

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

dlw 8/6

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com

sapa

Press Release

24 July 2003

Result of Sapa's public purchase offer on RCA

At the closing of the offer on 18 July 2003, 831,078 shares have been handed in. Sapa's ownership now represents 93.59% of the capital of Remi Claeys Aluminium. The price of these shares will be paid on 25 July 2003.

Reopening of the offer

According to applicable rules in Belgium Sapa will reopen the offer from 18 August to 12 September 2003, at the same conditions.

Whatever the result of the reopening may be, Sapa has the intention to delist the share of Remi Claeys Aluminium from Euronext Brussels.

If Sapa holds more than 95% of the shares at the end of the offer, a filing will be made for a squeeze out.

For further information please contact Bo Askvik, CFO, telephone +46-8-459 59 18 or Gabriella Pihl, Communications Manager, telephone +46-8-459 59 62.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa will in 2003 have a turnover of approximately 12 billion SEK, with 7,600 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

Sapa AB

Postal Address Box 5505, 114 85 Stockholm Office Address Humlegårdsgatan 17 Org no 556001-6122

Telephone +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com